Exhibit 99.4
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the inclusion in this Annual Report on Form 40-F of Hydrogenics Corporation of our report dated March 20, 2007 relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP Chartered Accountants
Toronto, Ontario
March 20, 2007